UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Tulsa Real Estate Fund, LLC

(Exact name of issuer as specified in its charter)

Georgia	81-5055009
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3015 R.N. Martin Street, East Point, GA 30344

(Full mailing address of principal executive offices)

844-73-TULSA

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward Looking Statements

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting the Company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described under “Item 1. Business - Risk Factors” included in our Annual Report on Form 1-K for the year ended December 31, 2021. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Overview

Tulsa Real Estate Fund, LLC (together with its consolidated subsidiaries, referred to herein as “TREF”, “we,” “us,” “our,” or the “Company”) was formed on July 20, 2016 and commenced operations in June 2018. TREF is a real estate impact fund built and designed to create an ecosystem of knowledge, resources, capital and investment needed to address systemic inequalities in underserved communities.

Our overall strategy is to purchase multifamily, single family, commercial property and raw land, and to rehab, develop, lease, sell or operate businesses within those properties for a profit. This may include property acquisition, development, lending, short term rental, and business incubation activities.

The Company is committed to enhancing diversity by providing opportunities to minorities via:

●	Diversity in the workforce: TREF Leadership positions are comprised by 68% women

●	Diversity in Lending: TREF has provided over $7,000,000 in lending to minority developers and approximately $1,000,000 to female developers

●	Job creation: 120 jobs have been created for minority workers

1

The Company has created wholly-owned subsidiaries as special purpose entities (SPEs) to own its investment assets. The results of the SPEs have been consolidated with the Company in these consolidated financial statements. The states of organization, dates of formation and entity type of the subsidiaries are listed below:

Subsidiary	State of organization	Date of formation	Type of entity
TREF Legacy Center LLC	Georgia	October 4, 2018	Limited liability company
JMREP 28, LLC	Georgia	May 4, 2017	Limited liability company
Legacy Spaces LLC	Georgia	January 7, 2020	Limited liability company

Highlights

Dividend

In January 2021, the Company declared a dividend of $1.76 per membership interest totaling a payout of $391,428 to all members of record on February 1, 2021. This dividend payout was made on February 12, 2021. No dividends were declared during the six month period ended June 30, 2022.

Repayment of Loans

On January 7, 2021, the Company was repaid $570,292 on a related party loan for the two Parson Street properties located in Atlanta, Georgia. Such repayment amount included a final draw that was not yet paid and owed to the borrower in the amount of $10,835.30. The Company was also owed an exit fee of $23,325. Due to the hardships in the housing industry and on the parties resulting from the COVID-19 pandemic, the parties agreed to mutually forgive the final draw amount and the exit fee.

On May 14, 2021, the Company settled on the mortgage at 412 Elgin Street in Nashville, Tennessee through PB Investments. The mortgage was repaid in full, with a $248,317 payment to the Company. On May 14, 2021, the mortgage for 1838 North Miro St. was refinanced, through which the Company was repaid in full. The payoff on this transaction was $484,764.

On January 29, 2022, the mortgage for 148 S 8th Avenue, (City/State) was refinanced, through which the Company was repaid in full. The payoff on this transaction was $285,000.

Deed in Lieu of Foreclosure

On May 13, 2021, the Company executed a deed-in-lieu of foreclosure on the 3 Cincinnati properties through New Beginning Home Solutions, including 4520 Kirby Ave, 3136 Durrell Ave, and 1741 Holloway Ave. The Company paid $5,000 for conditional delivery of the deed.

Recent Developments

JMREP 28, LLP vs. EJ Hawkins

On March 31, 2022, the Company’s wholly owned subsidiary, JMREP 28, filed a Complaint for Damages and Equitable Relief in the Superior Court of Gwinnett County in the State of Georgia, against EJ Hawkins, the Co-Manager of their JV, Treadway and other parties (Note 3). The complaint includes 7 counts against the defendants, including a breach of fiduciary duty, breach of the JV operating agreement, fraud, misappropriation of assets and wrongfully asserted dominion over their capital account and Tredway. The Company alleges that the Company reasonably relied on defendant’s false representations as the documents provided by the defendants appeared genuine and authentic when in fact they were not. The amount of asserted damages is to be determined at trial . On February 14, 2023, the Company filed a Motion for Summary Judgement in the amount of $4,905,574. he defendants have 30 days to respond to the Motion. Through the date of the consolidated financial statements, the defendants have not responded.

2

On June 1, 2022, the Company entered into a legal settlement with one of the defendants, Jamelle Dolphin, Peach State Properties, LLC (“Dolphin”). Upon the receipt of $500,000 during July of 2022, the Company dismissed Dolphin from the lawsuit and released Dolphin from all claims regarding the Treadway property.

On May 13, 2022, the Company re-financed the Tulsa Legacy Center. The Company received approximately $1.5 million of cash from the re-finance (taking into account issuance costs) and recognized a corresponding note payable for the amount. The note payable has a term of 30 years and bears an annual interest rate of 9.24%.

Results of Operations

The following table sets forth key components of our results of operations during the six months ended June 30, 2022 and 2021.

	Six Months Ended June 30,		Increase (Decrease)
	2022	2021	$	%
Operating Revenue:
Loan origination fees	$5,000	$3,157	$1843	58%
Transaction management fees	12,500	48,600	(36,100)	(74)%
Rental income, related party	22,578	22,578	-	-
Rental income	593,166	88,278	504,888	572%
Interest from real estate assets	36,067	40,234	(4,167)	(10)%
Transactional funding fees	7,616	16,013	(8.397)	(52)%
Total operating revenue	676,927	218,860	458,067	209%
Operating expenses:
General, administrative and marketing	1,421,220	929,144	492,076	53%
Management fee	300,224	280,245	19,979	7%
Total operating expenses	1,721,444	1,209,389	512,055	42%
Loss from operations	(1,044,517)	(990,529)	(53,988)	5%
Other income / (expense):
Gain (Loss) on joint venture, equity method		(245,169)	245,169	189%
Interest, dividend and other income	281	3,032	(2,751)	(82)%
Other expense		267	(267)	(146)%
Loss on forgiveness of debt		(32,497)	32,497	(100)%
Loss on sale of asset)	-	-	-
Total other income / (expense)	281	(274,367)	276,648	(100)%
Net loss	$(1,044,236)	$(1,264,896)	$220,261	(17)%

Revenue

We generate revenue from loan origination fees, transaction management fees, rental income, interest income from real estate assets and transactional funding fees. Our total operating revenue increased by $458,067, or 209%, to $676,927 for the six months ended June 30, 2022 from $218,860 for the six months ended June 30, 2021. Such increase was due primarily to an increase of $504,888 in rental income, which was driven by significantly higher rental activity at the Tulsa Legacy Center as the country emerged from lockdowns created by COVID 19. The increase was somewhat offset by a $36,100 decrease in Transaction Management Fees.

General, Administrative and Marketing Expenses

Our general, administrative and marketing expenses include marketing, office leases, overhead, executive compensation, legal and similar expenses. Our general, administrative and marketing expenses increased by $492,076, or 53% to $1,421,220 for the six months ended June 30, 2022 from $929,144 for the six months ended June 30, 2021. Such increase was due primarily to cost incurred from the increased rental activity at Tulsa Legacy Center.

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Management Fees

We have appointed Tulsa Founders LLC (the “Manager”) as the Company’s sole manager. Under our operating agreement, we are required to pay the Manager a monthly asset management fee calculated as 5.5% of the total capital contributions as adjusted from time to time for capital withdrawals, distributions, additional contributions, allocations and other capital account adjustments. We record this management fee in an annualized manner, ratably recording this management expense over the course of 12 months. The Manager reserves the right to defer collection of any compensation from the time it is earned until sufficient cash is available, without forfeiting any right to collect, although the Manager may earn interest on any deferred compensation. This gives rise to a difference as to when the management fee is accrued and when the funds are paid the Manager. For the six months ended June 30, 2022 and 2021, the total amount of management fees incurred was $300,224 and $280,245, respectively, none of which was paid.

Total Other Income (Expense)

Other income (expense), net, was $281 and $(274,367) for the six months ended June 30, 2022 and 2021, respectively. The increase was due primarily to the loss on JV of $245,169 that occurred in the comparative period but did not re-occur during the current period due to the JV investment in Treadway being $0 as of 12/31/21; therefore, no additional losses were recognized during the current period and a loss on forgiveness of debt of $32,497 that occurred in the prior period but did not re-occur in the current period.

Net Loss

As a result of the cumulative effect of the factors described above, our net loss decreased by $220,660, or 17%, to $1,044,236 for the six months ended June 30, 2022 from $1,264,896 for the six months ended June 30, 2021.

Liquidity and Capital Resources

As of June 30, 2022, we had cash and cash equivalents of $1,483,284. Historically, we have financed our operations from cash generated from revenues and sales of equity securities. However, as noted above, in our “recent developments” section, the Company re-financed the Tulsa Legacy Center during May of 2022 resulting in proceeds of approximately $1.5 million (See Note 9 of the financial statements for additional information regarding the re-finance).

Taking into account the recent re-finance, we do not believe that there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. With that said, we have purchased and sold properties and have lent money as discussed below. Future acquisitions will depend highly on our cash generated from revenues, the availability of funding, if needed, the availability of single family, multifamily and commercial properties that meet or investment criteria and the size of such loans to be acquired. We currently have no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since we have no such arrangements or plans currently in effect, our inability to generate sufficient cash from operations or raise funds for the above purposes will have a negative impact on our ability to complete future acquisitions.

Summary of Cash Flows

The following table presents a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2022	2021
Net cash used in operating activities	$(568,417)	$(649,455)
Net cash provided by (used in) investing activities	(236,400)	1,046,824
Net cash provided by financing activities	1,515,729	(419,367)
Net change in cash and cash equivalents	710,912	(21,998)
Cash and cash equivalents at beginning of period	772,372	2,779,763
Cash and cash equivalents at end of period	$1,483,284	$2,757,765

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Net cash used in operating activities was $568,417 for the six months ended June 30, 2022, as compared to $649,455 for the six months ended June 30, 2021. For the six months ended June 30, 2022, the net loss of $1,044,236, a increase in accounts receivable and prepaid expenses of $12,750, a decrease in mortgage interest receivable of $17,342 and an increase in accounts payable and accrued liabilities of $20,269, offset by an increase in accrual of management fees to related party of $300,224 and an increase of $145,467 of deferred revenue were the primary drivers of the net cash provided by operating activities. For the six months ended June 30, 2021, the net loss of $1,264,896, an increase in accounts receivable and prepaid expenses of $3,935, an increase in mortgage interest receivable of $70,153 and a decrease in accounts payable and accrued liabilities of $25,793, offset by an increase in payment of management fees to related party of $280,195 and non-cash loss in joint venture equity of $245,169, were the primary drivers of the net cash provided by operating activities.

Net cash used by investing activities was $236,400 for the six months ended June 30, 2022, as compared to net cash provided by investing activities of $1,046,824 for the six months ended June 30, 2021. Net cash used by investing activities for the six months ended June 30, 2022 consisted of an increase in the cost of developing properties in the amount of $364,615, an increase in the costs incurred on held for sale properties in the amount of $5,495 and an increase of JV investments of $20,000, offset by a decrease in mortgage notes receivables in the amount of $66,160 and a refund of a JV contribution of $87,550, while net cash provided by investing activities for the six months ended June 30, 2021 consisted of an increase in the cost of developing properties in the amount of $6,701 and costs incurred of held for sale properties of $332,166, offset by repayments of mortgage loans receivable of $1,385,690.

Net cash provided by financing activities was $1,515,729 for the six months ended June 30, 2022, as compared to $419,368 used for the six months ended June 30, 2021. Net cash provided by financing activities for the six months ended June 30, 2022 consisted primarily of cash received from the re-finance of Tulsa-Legacy Center, while net cash used by financing activities for the six months ended June 30, 2021 consisted primarily of a dividend payment of $391,428 and payments for the cost of membership offering of $18,687.

Regulation A Offering

On February 2, 2018, we launched an offering under Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings, pursuant to which we offered up to 1,000,000 Class A interests at an offering price of $50 per interest for total gross proceeds of up to $50 million. Additionally, investors pay $25.50 per investment instance (regardless of how many interests) as transaction costs and escrow fees. Amounts the investors pay as transaction costs and escrow fees are included in the gross amount of capital received. The offering was terminated on May 5, 2020 and a total of $11,064,977 was raised.

During the six months ended June 30, 2020, we issued an aggregate of 71,590 interests. Accordingly, we raised $3,579,475 in this offering during the six months ended June 30, 2020. Additionally, we incurred a total of $187,925 in costs associated with the offering in the six months ended June 30, 2020. These costs, all of which have been paid to independent third parties, relate to administrative costs to process the funds raised in the offering, legal costs and other costs concerning the issuance of capital. These costs are charged against capital as Class A members’ capital.

Mortgage Note Receivables

During the six months ended June 30, 2022 and 2021, we invested $218,839 and $100,000, respectively, into mortgage notes receivable and received principal repayments of $285,000 and $1,485,000. As of June 30, 2022, the mortgage notes receivable balance is $404,478. Notes mature between six months and two years from origination date, subject to extension, are due in 2022-2023 and are collateralized by first mortgages on the underlying properties. Interest rates range from 10%-18%. Total income recognized for interest on mortgage notes was $36,067 and $40,234 for the six months ended June 30, 2022 and 2021, respectively.

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Joint Venture

Tredway Properties, LLC

On June 3, 2019, our wholly owned subsidiary JMREP 28, LLC (“JMREP”) entered into an amended and restated operating agreement with Alchemy Real Estate Investment Group LLC (“Alchemy”) related to the formation and management of 2360 Tredway Properties, LLC (“Tredway”), a company organized to engage in a single held asset for a 98-unit apartment community in Macon, Georgia known as The Oaks North. Pursuant to the operating agreement, JMREP acquired a 40% ownership interest in Tredway in exchange for a capital contribution of $550,000, which was made by JMREP on July 3, 2019. Pursuant to the operating agreement, JMREP received an origination fee of $16,500.

Pursuant to the operating agreement, cash flow will be distributed as follows: (1) JMREP will receive 60% of the operational cash flow and Alchemy 40% of the operational cash flow until JMREP has received total distributions equal to its $550,000 capital contribution; (2) JMREP will receive 100% of all capital transaction net cash flows (proceeds from a debt refinancing and/or sale of the property) until JMREP has received total distributions equal to its $550,000 capital contribution; and (3) after JMREP has received total distributions equal to $550,000 from any source, all future distributions will l be made and aligned with the ownership interest with Alchemy being 60% and JMREP being 40%. However, upon the occurrence of certain events of default by Alchemy, JMREP could ultimately own up to 60% of Tredway. Tredway is co-managed by Jermaine Morrison of JMREP and EJ Hawkins of Alchemy.

Due to Tredway’s recurring losses, the Company’s investment in the joint venture was $0 as of December 31, 2021. Further, the Company does not expect there to be additional equity method gains or losses recognized from their interest in the joint venture (See the recent developments section for additional information regarding current litigation against EJ Hawkins, who is the JV’s co-manager).

Hoboken

On November 2, 2021, the Company filed a Certificate of Formation with plans to begin a development project in Hoboken, NJ to rebuild and sell a 5-story building into townhomes and commercial space. The Company paid an earnest money deposit of $87,550 during September 2021. The project did not complete the due diligence process and was therefore cancelled. On January 20, 2022, the Company received an $87,550less legal costs for due diligence to protect the funds interest before committing to a substantial monetary investment required for the start and completion of the development.

197 Davenport, LLC

On November 19, 2021, the Company entered into a joint venture partnership with United Home Relief, LLC (“United Home”), known as 197 Davenport, LLC, a New Jersey limited liability company, to engage in residential home remodeling, which was finalized in 2022. The Company is to obtain a 20% ownership in the JV and a 12.5% return, through the contribution of $70,000, which was fully contributed as of June 30, 2022. The Joint Venture is to continue perpetually, unless terminated per certain terms of the agreement. As such, the Company will surrender its 20% ownership for $1 of consideration from United Home once the $70,000 capital contribution and a 12.5% return is paid in full. Each member of the JV will receive their share of the net profits or net losses, as well as any distributable cash determined by the Managers, in accordance with their proportionate shares held in the LLC. No equity (losses) in earnings were recognized from the JV during the period ended June 30, 2022.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

6

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles (“GAAP”) requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition

The Company’s sources of revenue are from interest from real estate assets, loan origination fees, transaction management fees, rental income and transaction funding fees. The interest income is recognized by the Company on a straight-line basis. The other sources of revenue are recorded on an accrual basis of accounting.

The Company’s presentation of revenue within its consolidated statements of operations is separated into its component parts by the nature and timing of the revenue streams. The Company’s revenue relating to its real estate investment activities are accrued as earned. The Company records from real estate investment activities as follows:

●	Interest from real estate assets – The Company records interest income from mortgage lending on a straight-line, daily basis.

●	Loan origination fees – The Company records loan origination fees generated from loans provided to customers. Loan origination fees are amortized into income over the life of the loan.

●	Transaction management fees – The Company records transactions and management fees.

●	Rental income – The Company provides properties available for rental.

●	Transactional funding fees – The Company records revenue from points paid for loans held by the Company from double closing activities when property closings are completed with a group of wholesalers, of which the Company is a participant. Fees are recognized in full in the month the mortgages provided by the Company are closed. Revenue will be accrued in the month on closing even if cash is not received in the same month as the closing.

Certain real estate and other loans may include exit fees, which are included in revenue upon the termination and liquidation of the loan receivable.

The Company anticipates earning revenue from various other real estate activities including property sales, property leasing, and other fees for services.

Joint Venture Investments

The Company accounts for joint venture investments based upon the Company’s ownership percentage and control of the investee joint venture asset. If the Company has a 20% interest in the joint venture, but less than a 50% interest in the investment, the investment will be accounted for using the equity method of accounting. The equity method of accounting records the Company’s share of periodic income (loss) in the joint venture investment. The joint venture asset is increased (decreased) based upon the ownership percentage of income (loss). The Company’s share of income (loss) is included in the consolidated statement of operations. The equity method of accounting is used only when an investor or investing company can exert a significant influence over the investee.

7

Mortgage Notes Receivable and Credit Policy

The Company’s real estate debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and preferred equity interests in unconsolidated joint ventures. The debt investments are held to maturity, usually one year and are included at cost, net of unamortized loan fees until such time as an asset may be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential impairment.

The Company invests in high-yielding mortgage notes receivable from developers and other real estate investors. Each mortgage note receivable will not exceed seventy percent (70%) of the fair value of the real estate, which is to be pledged as collateral. The Company has adopted comprehensive lending policies, underwriting standards, and loan review procedures. There were no significant changes to the existing lending policies, underwriting standards, or loan review procedures during six months ended June 30, 2022 or 2021. The Company recognizes that exceptions to policy guidelines may occasionally occur and has established procedures for approving exception to these policy guidelines. Management is in the process of implementing reporting systems to monitor loan originations, loan quality, concentrations of credit, loan delinquencies and nonperforming loans as potential problem loans. Management believes that the Company’s credit risk is limited.

Investments in Real Property, Mortgages and Equipment and Depreciation

Upon acquisition of real estate, the Manager determines the best use of the real estate assets either as held for sale, development and leasing, entering joint ventures, or seller-financing sales. Real estate assets are carried at cost plus capitalized carrying charges. Carrying charges are primarily interest, if any, and real estate taxes which are capitalized as part of properties under development. Expenditures directly related to the development and improvement of real estate assets are capitalized at cost as land, buildings, and improvements. The Company begins capitalizing development, construction, and carrying costs when the development of the future real estate asset is probable and activities necessary to prepare the underlying real estate for its intended use have been initiated. All construction and certain carrying costs are capitalized and reported in the balance sheet as properties under development until the properties are substantially completed. As real estate properties under development properties are completed, the total capitalized development cost of each property is transferred from properties under development including land to buildings and improvements.

Properties Held for Resale

In the view of the Manager, some real estate investments are most beneficial to the Company as a “fix-n-flip” where the Company makes improvements to the property and adds value to the property before its resale. In accordance with ASC 360-10, such properties are recorded at fair value less cost to sell on the consolidated balance sheets. Because these properties are held for sale, no depreciation is recorded. Property improvements through the sale date are capitalized.

Additionally, properties held for resale includes real estate foreclosed, acquired in full or partial settlement of loan obligations plus capitalized construction and other developmental costs incurred while preparing the real estate for sale. The Company actively works to sell the acquired real estate and gains or losses on these dispositions are recorded as realized gains or losses.

Projects under Development

When a real estate property is to be developed and operated by the Company, the total cost of the asset includes the following: (a) tangible and intangible assets (land, buildings, furniture and fixtures), (b) the value of in-place leases, and (c) acquired liabilities. In estimating these values, the Company applies methods similar to those used by independent appraisers of income-producing property. Estimates of fair value of acquired debt are based upon interest rates available for the issuance of debt with similar terms and remaining maturities. Depreciation is computed on a straight-line basis over the remaining useful lives of the related tangible assets.

Buildings and improvements are depreciated over 5-35 years. Furniture, fixtures, equipment and other assets are depreciated over 3-20 years. Other intangible assets are amortized over their estimated useful life.

As of June 30, 2022, the Company’s development project, The Tulsa Legacy Center, is in the process of being completed and obtaining a certificate of occupancy. Accordingly, no depreciation has been recorded. All costs associated with the development of the project are capitalized. The Company expects the Tulsa Legacy Center to be substantially complete and ready for its intended use during July of 2023.

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Seller-financed Mortgage Lending

The Company offers mortgage lending on its real estate investments to third-parties and earn interest and loan origination fees. Because these properties are conveyed to third-parties in exchange for a promissory note, mortgage receivable assets are recorded on the consolidated balance sheets.

Real Estate Debt Investments

The Company’s real estate debt investments are generally classified as held to maturity, as the Company has both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential impairment.

Fair Value Measurement

Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

In determining fair value, observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions, with preference given to observable inputs. These two types of inputs create the following fair value hierarchy as specified by ASC 820. ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within the different levels below, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. The Company used valuation techniques by maximizing the use of observable inputs and minimizes the uses of unobservable inputs. The following hierarchy is applied:

●	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets.

●	Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

●	Level 3: Significant inputs based upon the application of valuation techniques and models that are both unobservable and significant to the overall fair value measurements.

Recurring Fair Value Measurements

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumption to estimate the fair value of certain financial statement items could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such items existed, or has such items been liquidated, and those differences could be material to the financial statements.

9

The following describes the valuation methodologies we use to measure different financial instruments at fair value on a recurring basis:

Valuation of Non-Performing Mortgage Loans

After investing in a loan, the Company monitors the loan performance. If there appears to be an issue with the loan, the Company immediately reaches out to the obligor to reach a speedy resolution that is acceptable to both the Company and the obligor. Solutions to the matter may include, (a) refinancing of the loan for a fee, (b) the Company may sell the loan at a discount, (c) the Company may modify the terms of the loan or (d) the Company will foreclose on the loan and take ownership of the real estate asset collateralizing the loan.

Financial Instrument Fair Value Disclosures

As of June 30, 2022 and December 31, 2021, the carrying values of cash and cash equivalents, mortgage interest receivable, and accounts payable represent fair value because of the short-term nature of these instruments. The carrying value of subscriptions receivable approximates its fair value based on the nature of the Company’s assessment of the ability to collect these amounts from escrow. The carrying value of properties held for resale, and real estate projects under development are represented at fair value because of short-term nature of these instruments. Finally, the carrying value of the note payable represents fair value as the loan agreement was entered into during May of 2022.

Securities Offering Costs

The Company has incurred costs associated with its securities offering exempt from registration under Regulation A and the Company accounts for these costs under ASC 505-10. These costs include transaction costs such as escrow fees, diligence fees and transactional fees, in addition to overall offering costs such as legal expenses associated with the offering. Such costs have been charged to Class A members’ capital as they are directly attributable to the offering of Class A interests.

Recently Issued Accounting Pronouncements

In May 2021, the FASB issued ASU 2021-04 “Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation— Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815- 40) Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options” which clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. An entity should measure the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange as follows: i) for a modification or an exchange that is a part of or directly related to a modification or an exchange of an existing debt instrument or line-of-credit or revolving-debt arrangements (hereinafter, referred to as a “debt” or “debt instrument”), as the difference between the fair value of the modified or exchanged written call option and the fair value of that written call option immediately before it is modified or exchanged; ii) for all other modifications or exchanges, as the excess, if any, of the fair value of the modified or exchanged written call option over the fair value of that written call option immediately before it is modified or exchanged. The amendments in this Update became effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The company adopted the ASU’s during its reporting period ended June 30, 20222 and noted that the adoption of the new standards did not have a material impact on its financial statements.

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In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. The Company has evaluated the new standard and, based on its current contractual arrangements, does not believe it will have a material impact on its financial statements.

In June 2016, FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, that eliminates the probable initial recognition threshold for impairment in current GAAP for assets held at amortized cost basis and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2022, included interim periods within those fiscal years. The Company has evaluated the new standard and does not believe it will have a material impact on its financial statements.

Item 2. Other Information

Change in Certifying Accountant

During March of 2022, the Company decided to dismiss their certifying accountant-Artesian CPA, LLC. As it pertains to the dismissal, and in compliance with the required disclosure outlined in Item 304(a)(1) of Regulation S-K, the company noted the following:

●	The former accountant was dismissed by the company

●	The former accountants report on the financial statements for either of the last two years (ended December 31, 2020) did not contain any adverse opinions, disclaimer of opinions, modifications or qualifications

●	The change of accountant was approved by the board of directors

●	There were no disagreements between the Company and the former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure and

●	None of the items discussed in Item 304(a)(1)(v) of Regulation S-K occurred within the registrant’s two most recent fiscal years (ended December 31, 2020) or any subsequent interim period preceding the former accountant’s dismissal

As it pertains to the change in certifying accountant, exhibit 9.1 (pursuant to paragraph 9 of Item 17 form 1-A) has been appropriately filed as an exhibit.

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Item 3. Financial Statements

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TULSA REAL ESTATE FUND, LLC

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2022	2021
	(Unaudited)	(Unaudited)
ASSETS
Real estate assets, at cost (Note 3)
Properties held for resale	304,495	299,000
Joint venture, equity method	70,000	137,550
Mortgage notes receivable	404,478	470,638
Projects under development	3,512,091	3,147,476
Total real estate assets	4,291,064	4,054,664

Cash and cash equivalents	1,483,284	772,372
Mortgage interest receivable	1,418	18,760
Class A Membership subscriptions receivable (Note 7)	631	631
Due from Related Party	79,456	66,706
Other current assets	82,134	89,543
Total assets	$5,937,987	$5,002,676

LIABILITIES AND MEMBERS’ CAPITAL
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$71,256	$50,987
Unearned Origination Fees	1,603	4,804
Notes Payable - Financing, net of issuance costs	1,532,524	8,455
Deferred Revenue	145,647	-
Due To Manager (Note 4)	894,726	594,502
Total liabilities	2,645,756	658,748

Members’ capital:
Class A Membership Interests, net of refunds (Note 7)	3,292,181	4,343,878
Class B Membership Interests, net (1 unit authorized and outstanding)	50	50
Total members’ capital	3,292,231	4,343,928

Total Liabilities and Members’ Capital	$5,937,987	$5,002,676

The accompanying notes are an integral part of these consolidated financial statements.

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TULSA REAL ESTATE FUND, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Operating Revenue:
Loan origination fees	$5,000	$3,157
Transaction management fees	12,500	48,600
Transactional funding fees	7,616	16,013
Rental income, related party (Note 8)	22,578	22,578
Rental income (Note 8)	593,166	88,278
Interest from real estate assets	36,067	40,234
Total revenue	676,927	218,860

Operating expenses:
General, administrative and marketing	1,421,220	929,144
Management fee (Note 9)	300,224	280,245
Total operating expenses	1,721,444	1,209,389

Loss from operations	(1,044,517)	(990,529)

Other income (expense):
Loss on joint venture, equity method	-	(245,169)
Interest and dividend income	281	3,032
Other income (expense)	-	267
Loss on forgiveness of debt	-	(32,497)
Loss on sale of asset	-	-
	281	(274,367)

Loss before provision for income taxes	(1,044,236)	(1,264,896)

Net loss	$(1,044,236)	$(1,264,896)

ALLOCATION OF NET LOSS TO MEMBERSHIP AND PER UNIT DATA:

ALLOCATION OF NET LOSS TO CLASS A (Note 7)	$(1,044,236)	$(1,264,896)
Weighted average Class A units outstanding during the period	$220,318	$220,318
Loss per weighted average Class A unit outstanding during the period	$(4.74)	$(5.74)

ALLOCATION OF NET LOSS TO CLASS B	$-	$-
Weighted average Class B units outstanding during the period	$1	$1
Loss per weighted average Class B unit outstanding during the period	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

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TULSA REAL ESTATE FUND, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

	Class A Membership	Class B Membership	Total Members’
	Value ($)	Value ($)	Capital
Balance as of January 1, 2021	$7,502,265	$50	$7,502,315
Dividends	(391,428)	-	(391,428)
Membership refunds	(8,621)	-	(8,621)
Costs of membership offering	(18,687)	-	(18,687)
Net loss	(1,264,896)	-	(1,264,896)
Balance as of June 30, 2021	$5,818,632	$50	$5,818,682

Balance as of January 1, 2022	$4,343,878	$50	4,343,928
Dividends		-	-
Membership refunds		-	-
Costs of membership offering	(7,411)	-	(7,411)
Net loss	(1,044,236)	-	(1,044,236)
Balance as of June 30, 2022 (Unaudited)	$3,292,231	$50	$3,292,281

The accompanying notes are an integral part of these consolidated financial statements.

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TULSA REAL ESTATE FUND, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(1,044,236)	$(1,264,896)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash loss in joint venture equity	-	245,169
Depreciation	879	879
Accrual of unpaid management fees to related party	300,224	280,195
(Increase) decrease in mortgage interest receivable	17,342	70,153
(Increase) decrease in accounts receivable and prepaid expenses	(12,750)	3,935
(Increase) decrease in other current assets	7,409	(7,526)
Increase (decrease) in accounts payable and accrued liabilities	20,269	25,793
Increase (decrease) in deferred revenue	145,647
Increase (decrease) in unearned origination fees	(3,201)	(3,157)
Net cash used in operating activities	(568,416)	(649,455)

Cash flows from investing activities
Costs of developing properties	(364,615)	(6,701)
Refund of joint venture investment	87,550	-
Investment in joint venture	(20,000)
Costs incurred on held for sale properties	(5,495)	(332,166)
Mortgage receivable loans funded	(218,840)	(100,000)
Repayments of mortgage loans receivable	285,000	1,485,000
Net cash provided by (used in) investing activities	(236,400)	1,046,133

Cash flows from financing activities
Property Refinance Proceeds (net of issuance costs)	1,523,140
Dividend Payout	-	(391,428)
Membership refunds	-	(8,621)
Net receipt of subscription receivables	-	(631)
Payments for cost of membership offering	(7,411)	(18,687)
Net cash provided by financing activities	1,515,729	(419,368)

Net change in cash and cash equivalents	710,912	(22,689)

Cash and cash equivalents at beginning of period	772,372	2,779,763
Cash and cash equivalents at end of period	$1,483,284	$2,757,074

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

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TULSA REAL ESTATE FUND LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

NOTE 1 - NATURE OF OPERATIONS

Tulsa Real Estate Fund LLC, a limited liability company formed under the laws of Georgia (the “Company”) and its subsidiaries, is an early-stage real estate investment and development company. The Company was formed on July 20, 2016 and began operations in June 2018. The Company’s overall strategy is to purchase multifamily, single family, commercial property and raw land in mostly urban communities and to rehab, develop, lease or sell those properties for a profit.

The Company has created wholly-owned subsidiaries as special purpose entities to own investment assets for the Company. The results of the Company have been consolidated with the Company in these consolidated financial statements. The states of organization, dates of formation and entity type of the subsidiaries are listed below:

Subsidiary	State of organization	Date of formation	Type of entity
TREF Legacy Center LLC	Georgia	October 4, 2018	Limited liability company
JMREP 28, LLC	Georgia	May 4, 2017	Limited liability company
Legacy Spaces LLC	Georgia	January 7, 2020	Limited liability company

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company adopted the calendar year as its basis for reporting for the consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and the accounts of its subsidiaries over which it has control. All intercompany transactions, balances, and profits have been eliminated in consolidation. With regard to joint venture investments, where the Company has greater than a 20% investment, the Company accounts for the investment using the equity method of accounting, which includes the Company’s share of income (loss). As described in Note 1, the Company presents its financial results consolidated with its subsidiaries.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term. All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in underlying real estate values. These adverse conditions could affect the Company’s financial condition and the results of its operations. As of June 30, 2021, the Company is operating as a going concern.

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Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2022 and December 31, 2021, the Company had $1,483,284 and $772,372, respectively, of cash on hand.

Joint Venture Investments

The Company accounts for joint venture investments based upon the Company’s ownership percentage and control of the investee joint venture. If the Company has a 20% interest in the joint venture, but less than a 50% interest in the investment, the investment will be accounted for using the equity method of accounting. The equity method of accounting records the Company’s share of periodic income (loss) in the joint venture investment. The joint venture asset is increased (decreased) based upon the ownership percentage of income (loss). The Company’s share of income (loss) is included in the consolidated statement of operations. The equity method of accounting is used only when an investor or investing company can exert significant influence over the investee.

Mortgage Notes Receivable and Credit Policy

The Company’s real estate debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and preferred equity interests in unconsolidated joint ventures. The debt investments are held to maturity, usually one year and are included at cost, net of unamortized loan fees until such time as an asset may be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential impairment.

The Company invests in high-yielding mortgage notes receivable from developers and other real estate investors. Each mortgage note receivable will not exceed seventy percent (70%) of the fair value of the real estate which is to be pledged as collateral. The Company has adopted comprehensive lending policies, underwriting standards and loan review procedures. There were no significant changes to the existing lending policies, underwriting standards or loan review procedures during 2022 or 2021. The Company recognizes that exceptions to policy guidelines may occasionally occur and has established procedures for approving exceptions to these policy guidelines. Management is in the process of implementing reporting systems to monitor loan originations, loan quality, concentrations of credit, loan delinquencies and nonperforming loans as potential problem loans. Management believes that its credit risk is limited.

Investments in Real Property, Mortgages and Equipment and Depreciation

Upon acquisition of real estate, the Manager (as defined in Note 4) determines the best use of the real estate assets either as held for sale, development and leasing, entering joint ventures, or seller-financing sales. Real estate assets are carried at cost plus capitalized carrying charges. Carrying charges are primarily interest, if any, and real estate taxes which are capitalized as part of properties under development. Expenditures directly related to the development and improvement of real estate assets are capitalized at cost as land, buildings, and improvements. The Company begins capitalizing development, construction, and carrying costs when the development of the future real estate asset is probable and activities necessary to prepare the underlying real estate for its intended use have been initiated. All construction and certain carrying costs are capitalized and reported in the balance sheet as properties under development until the properties are substantially completed. As real estate properties under development properties are completed, the total capitalized development cost of each property is transferred from properties under development including land to buildings and improvements.

Properties Held for Resale

In the view of the Manager, some real estate investments are most beneficial to the Company as a “fix-n-flip” where the Company makes improvements to the property and adds value to the property before its resale. Such properties are recorded at cost on the consolidated balance sheets. Because these properties are held for sale, no depreciation is recorded. Property improvements through the sale date are capitalized.

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Additionally, Properties Held for Resale includes real estate foreclosed, acquired in full or partial settlement of loan obligations plus capitalized construction and other developmental costs incurred while preparing the real estate for sale. The Company actively works to sell the acquired real estate and gains or losses on these dispositions are recorded as realized gains or losses.

Projects under Development

When a real estate property is to be developed and operated by the Company, the total cost of the asset includes the following: (a) tangible and intangible assets, (land, buildings, furniture and fixtures), (b) the value of in-place leases, and (c) acquired liabilities. In estimating these values, the Company applies methods similar to those used by independent appraisers of income-producing property. Estimates of fair value of acquired debt are based upon interest rates available for the issuance of debt with similar terms and remaining maturities. Depreciation is computed on a straight-line basis over the remaining useful lives of the related tangible assets.

Buildings and improvements are depreciated over 5-35 years. Furniture, fixtures, equipment and other assets are depreciated over 3-20 years. Other intangible assets are amortized over their estimated useful life.

As of June 30, 2022, the COVID-19 pandemic has delayed the utilization of the space and therefore the Company has elected to defer commencement of depreciation until the asset becomes operational in order to match the expenses to the period of economic benefit. All costs associated with the development of the project are capitalized.  The Company expects the facility to be substantially complete and ready for its intended use during July of 2023.

Seller-financed Mortgage Lending

The Company offers mortgage lending on its real estate investments to third-parties and earn interest and loan origination fees. Because these properties are conveyed to third parties in exchange for a promissory note, mortgage receivable assets are recorded on the consolidated balance sheets.

Real Estate Debt Investments

Our real estate debt investments are generally classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential impairment.

Asset Impairment

In accordance with ASC 360-10, long-lived assets, including properties held for resale and projects under development, are reviewed for impairment semi-annually or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment may exist if estimated future discounted cash flows associated with long-lived assets are not sufficient to recover the carrying value of such assets plus a market rate of return on such assets or if it is determined there is an other-than-temporary decline in an assets value below its carrying value. The Company considers projected future discounted cash flows, trends, strategic decisions regarding future development plans, and other factors in our assessment of whether impairment conditions exist.

The Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Codification (“ASC”_ Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

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The Coronavirus Aid, Relief, and Economic Security Act (CARES Act), signed into law in March 2020 in response to the COVID-19 pandemic, contained certain provisions offering relief from the requirements of certain generally accepted accounting principles in the United States (GAAP) for troubled debt restructurings (TDRs). Under FASB ASC Subtopic 310-40 , a debt restructuring qualifies as a TDR if the creditor grants a concession as a result of the debtor experiencing financial difficulties. TDRs are considered impaired loans, and lenders must disclose specific information related to TDRs on an annual basis. The relief included in Section 4013 of the CARES Act is applicable to financial institutions and insurance companies. It allows the companies to suspend application of TDR guidance to loan modifications if (1) the modification is related to COVID-19; (2) the borrower was not more than 30 days past due as of Dec. 31, 2019; and (3) the modifications are related to arrangements that defer or delay payment of principal and interest, or modify the interest rate on the loan. The applicable period for this relief was originally for modifications entered into from March 1, 2020, through Dec. 31, 2020, and was recently extended until the earlier of (1) 60 days after the national emergency termination or (2) Jan. 1, 2022, by way of the 2021 Consolidated Appropriations Act. The Company believes its accounting for loan modifications during the six months ended June 30, 2021 was in accordance with these provisions.

As the Company’s projections of future cash flows are estimates, different assumptions regarding a number of factors, including market rents, economic conditions, and occupancies, could significantly affect these estimates. In estimating fair value, management uses appraisals, management estimates, and discounted cash flow calculations which utilize inputs from a marketplace participant’s perspective. The Company did not record any impairment charges for the six months ended June 30, 2022 and 2021.

Fair Value Measurement

FASB ASC 820, Fair Value Measurements and Disclosures defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

In determining fair value, observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions with preference given to observable inputs. These two types of inputs create the following fair value hierarchy as specified by ASC 820. ASC 820, requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within the different levels below, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. The Company used valuation techniques by maximizing the use of observable inputs and minimizes the uses of unobservable inputs. The following hierarchy is applied:

●	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets.

●	Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

●	Level 3: Significant inputs based upon the application of valuation techniques and models that are both unobservable and significant to the overall fair value measurements.

Recurring Fair Value Measurements

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumption to estimate the fair value of certain financial statement items could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such items existed, or has such items been liquidated, and those differences could be material to the financial statements.

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The following describes the valuation methodologies we use to measure different financial instruments at fair value on a recurring basis:

Valuation of Non-Performing Mortgage Loans

After investing in a loan, the Company monitors the loan performance. If there appears to be an issue with the loan, the Company immediately reaches out to the obligor to reach a speedy resolution that is acceptable to both the Company and the obligor. Solutions to the matter may include, (a) refinancing of the loan for a fee, (b) the Company may sell the loan at a discount, (c) the Company may modify the terms of the loan or (d) the Company will foreclose on the loan and take ownership of the real estate asset collateralizing the loan. Delinquent loans are placed on non-accrual until sufficient payment history is reestablished to support continuing to accrue and recognize revenue.

Financial Instrument Fair Value Disclosures

As of June 30, 2022 and December 31, 2021, the carrying values of cash and cash equivalents, mortgage interest receivable, and accounts payable represent fair value because of the short-term nature of these instruments. The carrying value of subscriptions receivable approximates its fair value based on the nature of our assessment of the ability to collect these amounts from escrow. The carrying value of the note payable also approximates fair value as the loan agreement was entered into immediately prior to the end of the reporting period.

Per Unit Data

Basic earnings per unit are computed using net income or loss attributable to each class of the Company’s unitholders and the weighted average number of interests outstanding. Diluted earnings per unit reflect interests issuable from the assumed conversion of unit options and unit awards granted and other instruments convertible into common interests. Only those items having a dilutive impact on our basic earnings per share are included in diluted earnings per share. As of June 30, 2022 and December 31, 2021, there were no instruments outstanding that have a dilutive impact on the number of Class A or Class B interests outstanding.

Income Taxes

The Company is a limited liability company. Accordingly, pursuant to the Internal Revenue Code, all taxable income or loss flows through to the Company’s members. Therefore, no provision for income tax has been recorded in these financial statements. Income (loss) from the Company is reported and taxed to the members on their individual tax returns.

The Company accounts for income taxes under FASB ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the Company’s evaluation, it has been concluded that that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustment that would result in a material change to its financial position.

The Company is taxed as a partnership for US federal income tax purposes. Additionally, the Company’s subsidiaries, as single-member limited liability companies, are treated as disregarded entities for US federal income tax purposes. Accordingly, all consolidated items of income, deductions, gains or losses and credits are allocated to the member’s in accordance with the operating agreement and subchapter K of the Internal Revenue Code. Since the Company is not liable for tax itself, no material federal tax provision has been recorded.

The Company has filed or will file all of its federal and state income tax return since inception. The positions shown on those tax returns are open for examination for a period of three years. Currently, the Company is not under examination by any taxing jurisdiction and has not been assessed any interest or penalties related to income tax matters. The Company routinely evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2022 and December 31, 2021, the Company has no uncertain tax positions.

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Revenue Recognition

For the six months ended June 30, 2022 and 2021, the Company’s sources of revenue are from mortgage interest income, loan origination fees, transaction management and funding fees and rental income. The interest income is recognized by the Company on a straight-line basis. Loan origination fees, transaction management fees and rental fees are recorded on an accrual basis of accounting.

The Company’s presentation of revenue within its consolidated statements of operations is separated into its component parts by the nature and timing of the revenue streams. The Company’s revenue relating to its real estate investment activities are accrued as earned. For the six months ended June 30, 2022 and 2021, the Company recorded $676,927 and $218,860 of revenue, respectively, from real estate investment activities as follows:

●	Mortgage interest income – The Company records interest income from mortgage lending on a straight-line, daily basis.

●	Loan origination fees-The Company records loan origination fees generated from loans provided to customers. Loan origination fees are amortized into income over the life of the loan.

●	Transaction management fees- The Company records transactions and management fees.

●	Rental income- The Company provides properties available for rental.

●	Certain real estate and other loans may include exit fees which are included in revenue upon the termination and liquidation of the loan receivable.

●	Transactional Funding: Points paid for loans held by TREF from double closing activities when property closings are completed with a group of wholesalers, of which TREF is a participant. Fees are recognized in full in the month the mortgages provided by TREF are closed. Revenue will be accrued in the month on closing even if cash is not received in the same month as the closing.

The Company anticipates earning revenue from various other real estate activities including property sales, property leasing, and other fees for services.

Marketing and Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

The Manager has borne the organizational costs, including accounting fees, legal fee, and costs of incorporation. See Note 4 for additional information.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be credit worthy. The Federal Deposit Insurance Corporation (“FDIC”) insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of June 30, 2022 and December 31, 2021, the Company maintained bank account balances in excess of the FDIC insurance limit of $1,233,284 and $522,372, respectively.

Concentration of Geographical Risk

Due to its ownership and development of the TREF Legacy Center at 3015 Martin Street, Atlanta, the Company is subject to risk factors relating to the Atlanta, Georgia geography. Despite this geographical concentration, the Company does not believe the asset was impaired as of June 30, 2022 or December 31, 2021.

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Securities Offering Costs

The Company has incurred costs associated with its securities offering exempt from registration under Regulation A and the Company accounts for these costs under ASC 505-10. These costs include transaction costs such as escrow fees, diligence fees and transactional fees, in addition to overall offering costs such as legal expenses associated with the offering. Such costs have been charged to Class A members’ capital as they are directly attributable to the offering of Class A interests. For the six months ended June 30, 2022 and 2021, the Company’s Class A members’ capital has been charged $7,411 and $418,, respectively, for offering costs.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures. However, the company does not believe that the new standard will have a material impact on its results of operations.

In June 2016, FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, that eliminates the probable initial recognition threshold for impairment in current GAAP for assets held at amortized cost basis and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2022, included interim periods within those fiscal years. The Company has evaluated the new standard and does not believe it will have a material impact on its financial statements

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company’s consolidated balance sheet.

NOTE 3 – REAL ESTATE ASSETS

As a real estate investment and development company, as of June 30, 2022 and December 31, 2021, the Company has invested in three and six properties, respectively, as the owner, joint venture member or mortgagee.

Mortgage Notes Receivable

The Company’s real estate loan policy sets forth guidelines for debt service coverage ratios, loan to value and documentation standards. Commercial real estate loans are usually made based upon identified cash flows of the borrower with consideration given to underlying real estate collateral and personal or government guarantees. Loan origination and other fees are accounted for separately and are amortized into income over the life of the loan. During the six months ended June 30, 2022 and 2021, the Company invested $218,839 and $100,000, respectively, into mortgage notes receivable and received principal repayments of $285,000 and $1,385,000, during the six months ended June 30, 2022 and 2021, respectively. The mortgage notes receivable balance is $404,478 and $470,638, as of June 30, 2022 and December 31, 2021, respectively. All notes mature between 6 months, with a 6 month extension, to two years from origination date, (extended to 2022, with two issued in 2021 for $100,000) and are collateralized by first or second mortgages on the underlying properties. Interest rates range from 10%-18%. Total income recognized for interest on mortgage notes was $36,067 and $40.234 for the six months ended June 30, 2022 and 2021, respectively.

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Joint Venture Investment

Tredway

Pursuant to an Amended and Restated Operating Agreement dated June 3, 2019, the Company, through its subsidiary JMREP 28, LLC, invested $550,000 in a joint venture partnership, located in Macon, Georgia, known as 2360 Tredway Properties, LLC (a Georgia limited liability company), which owns 100% of a subsidiary known as The Oaks North, LP (a Georgia limited partnership) a multi-family residential community comprised of 98 apartment units. In connection with its investment, the joint venture paid the Company a 3% origination fee in the amount of $16,500. The Company owns 40% of the joint venture. However, upon the occurrence of certain events of default, the Company can ultimately own up to 60% of the joint venture.

The Company accounts for the investment using the equity method of accounting for investments (see note above). During the six months ended June 30, 2021, the loss on joint venture was $245,169. As of December 31, 2021, the balance of the investment was $0. Furthermore, the Company has not committed to provide additional financial support to the joint venture. Thus, in accordance with ASC 970-323, no additional losses on the joint venture will be recognized.

Hoboken

On November 2, 2021, the Company filed a Certificate of Formation with plans to begin a development project in Hoboken, New Jersey to rebuild and sell a 5-story building into townhomes and commercial space. The Company paid an earnest money deposit of $87,550 during September 2021. The project did not complete the due diligence process and was therefore cancelled. On January 20, 2022, an $87,550 refund was received by the Company less legal costs for due diligence to protect the funds interest before committing to a substantial monetary investment required for the start and completion of the development.

197 Davenport, LLC

On November 19, 2021, the Company entered into a joint venture partnership with United Home Relief, LLC (“United Home”), known as 197 Davenport, LLC (a New Jersey limited liability company), to engage in residential home remodeling, which was finalized in 2022. The Company is to obtain a 20% ownership in the JV and a 12.5% return, through the contribution of $70,000, which was fully contributed as of June 30, 2022. The Joint Venture is to continue perpetually, unless terminated per certain terms of the agreement. As such, the Company will surrender its 20% ownership for $1 of consideration from United Home once the $70,000 capital contribution and 12.5% return is paid in full. Each member of the JV will receive their share of the net profits or net losses, as well as any distributable cash determined by the Managers, in accordance with their proportionate shares held in the LLC. No equity (losses) in earnings were recognized from the JV during the period ended June 30, 2022.

Properties Held for Resale

On May 13, 2021, the Company executed a deed-in-lieu of foreclosure on the 3 Cincinnati properties through New Beginning Home Solutions, including 4520 Kirby Ave, 3136 Durrell Ave, and 1741 Holloway Ave. The Company paid $5,000 for conditional delivery of the deed. Properties held for resale were $304,495 and $299,000 as June 30, 2022 and December 31, 2021, respectively.

Repayment of Loans

On January 7, 2021, the Company was repaid $570,292 on a related party loan for the two Parson Street properties. Such repayment amount included a final draw that was not yet paid and owed to the borrower in the amount of $10,835. The Company was also owed an exit fee of $23,325. Due to the hardships in the housing industry and on the parties resulting from the COVID-19 pandemic, the parties agreed to mutually forgive the final draw amount and the exit fee.

On May 14, 2021, the Company settled on the mortgage at 412 Elgin Street in Nashville, Tennessee through PB Investments. The mortgage was repaid in full, with a payment to the Company of $248,317.

On May 14, 2021, the mortgage for 1838 North Miro St. was refinanced, through which the Company was repaid in full. The payoff on this transaction was $484,764.

On May 14, 2021, the Company settled on the mortgage with United Home Relief. The mortgage was repaid in full, with a payment to the Company of $285,000.

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Projects Under Development

The real estate asset located at 3015 R N Martin Street was acquired in October 2018. As of June 30, 2022 and December 31, 2021, the asset is under development, and is intended to become a long-term investment for which the Company will receive rental income. Depending on management’s opinion of the market, the Company may alter its intended holding period. As this property has not been placed in service for its intended use, an immaterial amount of depreciation was recognized during the six month period ended June 30, 2022 and June 30, 2021. The commercial real estate is comprised of 30,000 square feet of office space on 2.6 acres of land. Management anticipates that an additional cost of approximately $250,000 will be required to complete the build-out. The following table summarizes the Company’s investments held for development as of June 30, 2022 and December 31, 2021.

	As of June 30,	As of December 31,
	2022	2021
Property investment cost	$3,514,435	$3,148,941

Accumulated Depreciation	(2,344)	(1,465)
Total investments held for development, net	$3,512,091	$3,147,476

NOTE 4 – DUE TO MANAGER

As discussed more fully in the Company’s operating agreement, the Company has appointed Tulsa Founders LLC as the sole manager of the Company (the “Manager”). As disclosed in the Company’s Offering Circular dated May 25, 2018, management fees and other reimbursable expenses are accrued by the Company and payable to the Manager. Amounts due to or due from the Company and the Manager are netted together and classified as a current asset or current liability depending on the amount. The following table summarized the amounts due to or from the Manager as of June 30, 2022 and December 31, 2021.

	June 30,	December 30,
	2022	2021
Beginning Balance	$594,502	$290,708
Company expenses paid for by the Manager		50
Management Fees paid in excess (underpaid) of accrued management fee expense	297,224	303,844
Total Due to Manager	$894,726	$594,502

Although the Manager may charge up to 10 percent (10%) per annum on amounts the Company owes the Manager, the Manager has opted not to charge interest at this time.

NOTE 5 – INCOME TAX PROVISION

As an entity treated as a partnership for US federal income tax purposes, all items of income, deduction, gain, loss and credit flows through the Company and is taxable to the members of the Company. No material state income tax provision exists for the Company.

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NOTE 6 – COMMITMENTS AND CONTINGENCIES

Funding Commitments

The Company expects to fulfill its commitments as of June 30, 2022 comprised of approximately $450,000 for the Legacy Center.

General Litigation

In the normal course of business, the Company may become a party to litigation matters involving claims against it. As of June 30, 2022, there are no current matters that would have a material impact on the Company’s financial position or results of operations. Refer to Note 10-Subsequent Events for additional information.

NOTE 7 – MEMBERS’ CAPITAL

Class A and Class B Membership Interests

The Company has two classes of membership interests. Class A membership interests have been issued in the Regulation A offering and are considered limited but preferred interests. There are 1,000,000 Class A interests authorized and 222,171 interests outstanding as of June 30, 2022 and December 31, 2021, respectively. Class A members have very limited voting rights except as provided for in the Company’s operating agreement. The voting rights of the Class A members relate primarily to major decisions of the Company. Class A members receive an annualized, preferred, cumulative, non-compounding return of 8 percent per annum. After the Company has distributed cash equal to the preferred return to Class A members, Class A and Class B members divide the remaining distributable cash evenly.

Class B membership interests are reserved for the Manager, have full management authority, and receive an even share of distributable cash with Class A members once the preferred return has been distributed. There is a single Class B interest authorized and outstanding. Class B interests are irrevocably held by the Manager even if the current Manager is removed from management under the terms of the operating agreement.

Pursuant to the operating agreement, the fund manager, at his discretion, may choose to distribute a preferred return of 8% per annum to each Class A member based on their capital contributions. This preferred return must be paid prior to any distribution of distributable cash flow generated by real estate activities to Class B members. If losses have been allocated to members, future profits are applied against the historic losses until fully recovered.

Class A unitholders may request a withdrawal or redemption from their membership in the Company subject to Company approval, after a period of 12 months of investment in the Company and only to the extent of five percent of the invested capital of the Company. If a member does not contribute all or any portion of the capital contribution they had committed to, the Company may sell additional interests in the Company to existing members on a right of first refusal basis at a rate of 1.5 times the value of the original investment. If the existing members of the Company do not elect to participate in the purchase of additional interests, the Company may sell the interests to a third party at a rate of 1.5 times the value of the original investment. The Company provided membership refunds of $0 and $8,621 during the six months ended June 30, 2022 and 2021, respectively.

As members of a limited liability company, the members’ liability for Company debts and obligations is limited to the amount of their investment.

Class A Membership Interest Issuances

Under its offering under Regulation A, the Company has raised funds from investors during the six months ended June 30, 2020 by issuing 71,590 interests at $50 per unit. Additionally, investors pay $25.50 per investment instance (regardless of how many interests) as transaction costs and escrow fees. Amounts the investors pay as transaction costs and escrow fees are included in the gross amount of capital received by the Company.

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Accordingly, the Company has raised $3,579,475 in this offering during the six months ended June 30, 2020. Additionally, the Company has incurred a total of $0 and $18,687 in costs associated with the fund raising in the six months ended June 30, 2022 and 2021, respectively. These costs, 100 percent of which have been paid to independent third parties, relate to administrative costs to process the funds raised in the offering, legal costs and other costs concerning the issuance of capital. These costs are charged against capital as Class A members’ capital. There were no additional issuance during the six month period ended June 30, 2022.

NOTE 8 – RELATED PARTY TRANSACTIONS

Refinance and Management Agreement

On July 15, 2019, The Company refinanced a mortgage loan in the amount of $528,042, with JMREP 23, LLC. The mortgage term is one year and bears interest at the rate of 8% per annum. The real estate having an original cost of $366,591 when purchased in 2018, is pledged as collateral on the mortgage loan. JMREP 23, LLC, is 34% owned by Morrison Holdings, LLC, an entity managed by Jermain Morrison (see Note 3 above, Real Estate Assets, Mortgage Notes Receivable). Under this loan, the Company recognized $4,910 and $4,212 of origination fees, as well as $3,723 and $4,560 of mortgage interest income for the six months ended June 30, 2021 and 2020, respectively. JM REP 23, LLC owed accrued interest of $0 and $0 as of June 30, 2022 and December 31, 2021, respectively.

Monthly, JMREP 23, LLC is to pay the Company $773 plus costs, fees or expenses paid to third parties. In exchange, the Company is to provide and monitor the following services to JMREP 23, LLC; (a) pre-construction services, including obtaining land use approvals, architects and engineering drawings, (b) develop the highest and best use of the asset in compliance with applicable codes, laws, ordinances, rules and regulations, (c) construction services requiring the coordination and administration of architect, engineer, general contractor and others involved with the construction and rehabilitation of the project.

On January 7, 2021, the Company was repaid $570,292 on a related party loan for two Parson Street properties. Such repayment amount included a final draw that was not yet paid and owed to the borrower in the amount of $10,835. The Company was also owed an exit fee of $23,325. Due to the hardships in the housing industry and on the parties resulting from the COVID-19 pandemic, the parties agreed to mutually forgive the final draw amount and the exit fee. The loan balance outstanding was $0 and $0 as of June 30, 2022 and December 31, 2021.

The Manager

From time to time, the Company has received payments from the Manager for certain expenses and has paid management fees. Due to these transactions, certain amounts may be owed between the Company and the Manager from time to time. Because this is a related party transaction, no guarantee can be made that the terms of the arrangement is at arm’s length.

The Legacy Center

On December 15, 2019, TREF Legacy Center, LLC a wholly-owned subsidiary of the Company, signed a five year lease with the Company for the lease of the Company’s office space to such company. The lease provides for monthly rent of $3,763, the first payment of which is deferred for 90 days. Due to the COVID-19 virus, three months of payments were deferred with the first payment due July 1, 2020. Total rental payments of $22,578 were paid during the six months ended June 30, 2022 and June 30, 2021, respectively. Further, all payments were appropriately eliminated in consolidation.

In addition, the Legacy Center also rents space to the Jay Morrison Academy, a related party, in the amount of $3,763 per month. Total rental payments of $22,578 were paid during the six months ended June 30, 2022 and June 30, 2021, respectively.

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NOTE 9 – MANAGEMENT FEE EXPENSES

The Manager charges the Company a monthly asset management fee equal to 5.5 percent (5.5%) annualized on the total capital contributions, as adjusted from time to time for capital withdrawals, distributions, additional contributions, allocations and other capital account adjustments. The Company records this management fee in an annualized manner, ratably recording this management expense over the course of 12 months. The Manager reserves the right to defer collection of any compensation from the time it is earned until sufficient cash is available, without forfeiting any right to collect, although the Manager may earn interest on any deferred compensation. This gives rise to a difference as to when the management fee is accrued and when the funds are paid to the Manager. For the six months ended June 30, 2022 and 2021, the total amount of management fees incurred was $300,224 and $280,245, respectively.

While not classified as a management fee, the Manager is entitled to a carried interest in one-half of the distributable cash once the preferred return has been distributed by virtue of holding all of the Class B Membership Interests. In the six months ended June 30, 2022 and 2021, no carried interest was earned or paid to the Manager under this carried interest provision.

NOTE 9 – NOTES PAYABLE

On May 13, 2022, the Company re-financed the Tulsa Legacy Center with Velocity Commercial Capital in an amount of $1,550,000. After taking into account expenses incurred related to the loan, the Company received approximately $1.5 million of cash from the re-finance and recognized a corresponding note payable for the amount. The note payable has a term of 30 years with a maturity date of May of 2052 and bears an annual interest rate of 9.24%. During the six month period ended June 30, 2022, the Company made payments on the loan of $12,740 comprised of $805 in principal and $11,935 of interest.

NOTE 10 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through the date the consolidated financial statements were available to be issued.  While no additional material events were identified which would require adjustment to the consolidated financial statements, the following material items have been identified for disclosure purposes:

JMREP 28, LLP vs. EJ Hawkins

On March 31, 2022, the Company’s wholly owned subsidiary, JMREP 28, filed a Complaint for Damages and Equitable Relief in the Superior Court of Gwinnett County in the State of Georgia, against EJ Hawkins, the Co-Manager of their JV, Treadway and other parties (Note 3). The complaint includes 7 counts against the defendants, including a breach of fiduciary duty, breach of the JV operating agreement, fraud, misappropriation of assets and wrongfully asserted dominion over their capital account and Tredway. The Company alleges that the Company reasonably relied on defendant’s false representations as the documents provided by the defendants appeared genuine and authentic when in fact they were not. The amount of asserted damages is to be determined at trial. On February 14, 2023, the Company filed a Motion for Summary Judgement in the amount of $4,905,574. he defendants have 30 days to respond to the Motion. Through the date of the consolidated financial statements, the defendants have not responded.

On June 1, 2022, the Company entered into a legal settlement with one of the defendants, Jamelle Dolphin, Peach State Properties, LLC (“Dolphin”). Upon the receipt of $500,000 during July of 2022, the Company dismissed Dolphin from the lawsuit and released Dolphin from all claims regarding the Treadway property.

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Six West I & Six West II

In July of 2022 the Company invested approximately $960,000 for two adjacent properties in Atlanta, Georgia. This purchase is part of a plan to secure controlling interest of thirty-two acres of land, to either develop the property or resell for a profit. On September 20, 2022, the Company restructured the property’s capital stack by selling one of the parcels, for $875,765, consisting of a refinance of $637,000 and cash payment of $238,765. The Company now retains the first right of refusal for all development rights to the property sold without the expense of on-going debt or carrying cost associated with long-term holds during pre-development periods.

Deed in Lieu of Foreclosure

During August of 2022, the Company executed a deed-in-lieu of foreclosure on the 2680 Benjamin Mays property in Atlanta, GA through RVM Acquisitions, LLC. The company plans to classify the property as held for sale.

United Home Relief, LLC

On November 4, 2022, the Company entered into a joint venture partnership with United Home Relief, LLC, known as 2942 Blount St Project LLC, with a related party. The Company obtained the 50% interest as an exchange for the loan of $125,000, for a temporary period. Upon the repayment of the loan and all interest, charges and fees, the 50% interest will revert back to the Managing Member of United Home Relief. The loan includes interest of $50,000. The payment terms on the loan are due to be paid in full, on or before the exit of the project via sale or catch out refinance.

Impairment

During December of 2022, the company impaired one of the 3 Cincinnati properties, 4520 Kirby Ave, as the carrying value was less than the fair value (less costs to sell) as of the end of the reporting period. The total amount of the impairment recognized was $63,605.

Properties Held for Resale

On April 14, 2023, the Company sold one of the 3 Cincinnati properties, 3136 Durrell Ave, which had a carrying value of $47,000, for $55,500 (taking into account the respective fees associated with the sale), resulting in a gain on sale of $8,500.

Delinquent Mortgage Note Receivable

As of the filing date, the Company had a $50,000 mortgage note receivable for which an interest payment had not been received since December of 2022. While the company has sent demand letters and has engaged an attorney to assist with recovery, they do not believe that full recovery of the $50,000 amount is probable. Thus, the Company expects to recognize an impairment of the loan during Q2 of 2023. While the amount of the impairment was not determined as of the filing date, the Company does not expect the amount to be material to their results of operations

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Item 4. Exhibits

Exhibit No.	Description
2.1	Articles of Organization of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 2A to the Offering Statement on Form 1-A POS filed on August 5, 2019)
2.2	Amended and Restated Company Agreement of Tulsa Real Estate Fund, LLC, dated May 18, 2019 (incorporated by reference to Exhibit 5 to the Offering Statement on Form 1-A POS filed on August 5, 2019)
6.1	Loan Agreement Modification and Note Addendum, dated October 31, 2020, between BP Investment LLC, Phillip D. Black, Caryn R. Black and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.3 to the Semiannual report filed on August 3, 2021)
6.2	Loan Agreement Modification and Note Addendum, dated October 31, 2020, between Cultivated Properties, LLC, Miro Street Investments, LLC, Kendrea Young, Mason Thomas and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.11 to the Semiannual report filed on August 3, 2021)
6.3	Interest Only Note, dated July 15, 2019, by JMREP 23, LLC and Reshon Mitchell in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.9 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.4	Security Deed, dated July 15, 2019, by JMREP 23, LLC in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.10 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.5	Loan Agreement Modification and Note Addendum, dated October 31, 2020, between JMREP 23, LLC, Reshon Mitchell and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.14 to the Semiannual report filed on August 3, 2021)
6.6	Promissory Note, dated January 3, 2020, by Elixir of Life LLC in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.13 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.7	Mortgage, Security Agreement and Pledge of Leases and Rents, dated January 3, 2020, by Elixir of Life LLC in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.14 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.8	Loan Agreement Modification and Note Addendum, dated October 31, 2020, between Elixir of Life LLC, Saran Adams, Mark Adams and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.19 to the Semiannual report filed on August 3, 2021)
6.9	Amended and Restated Operating Agreement of 2360 Tredway Properties, LLC, dated June 3, 2020, between JMREP 28, LLC and Alchemy Real Estate Investment Group LLC (incorporated by reference to Exhibit 6.15 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.10	Management Agreement, dated November 15, 2019, between JMREP 23, LLC and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.16 to the Annual Report on Form 1-K filed on September 4, 2020)
6.11	Letter Agreement re Intercompany Marketing Services Agreement, dated July 1, 2020, between Jay Morrison Academy, LLC and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.18 to the Annual Report on Form 1-K filed on September 4, 2020)
6.12	Office Lease Agreement, dated December 15, 2019, between TREF Legacy Center LLC and Jay Morrison Academy, LLC (incorporated by reference to Exhibit 6.19 to the Annual Report on Form 1-K filed on September 4, 2020)
6.13

Joint Venture agreement, dated November 2, 2021, between Tulsa Real Estate Fund and Hoboken, New Jersey (incorporated by reference to exhibit 6.13 to the semiannual report on Form 1-SA filed on July 24, 2023)

6.14	Joint Venture agreement, dated November 4, 2022, between Tulsa Real Estate Fund and United Home Relief (incorporated by reference to exhibit 6.14 to the semiannual report on Form 1-SA filed on July 24, 2023)
6.15	Purchase agreement, dated July of 2022, for the purchase of Six West I and Six West II (incorporated by reference to exhibit 6.15 to the semiannual report on Form 1-SA filed on July 24, 2023)
6.16	Refinance agreement, dated May 13, 2022, between Tulsa Legacy Center and Velocity lending, LLC (incorporated by reference to exhibit 6.16 to the semiannual report on Form 1-SA filed on July 24, 2023).
6.17	Legal settlement, dated June 1, 2022, between Tulsa Real Estate Fund and Jamelle Dolphin, Peach `State Properties, LLC (“Dolphin”) (incorporated by reference to exhibit 6.17 to the semiannual report on Form 1-SA filed on July 24, 2023)
9.1*	Letter re change in certifying accountant, dated July 13, 2023, from Artesian CPA, LLC (the company’s former accountant)

*	filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2023	TULSA REAL ESTATE FUND, LLC

	By:	Tulsa Founders LLC, its manager
	By:	Jay Morrison Real Estate Partners LLC, its manager
	By:	Morrison Holdings, LLC, its manager

/s/ Jay Morrison
Name:	Jay Morrison
Title:	Chief Executive Officer

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